LORD ABBETT GLOBAL FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

July 25, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Global Fund, Inc. (the “Company”)
File Nos. 033-20309 and 811-05476

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 58 to the Company’s Registration Statement on Form N-1A (the “Registration Statement”) filed on May 17, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Thursday, July 5, 2018 at approximately 3:00 p.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Company, regarding the Registration Statement. Your comments with respect to Lord Abbett Global Bond Fund and Lord Abbett Emerging Markets Bond Fund (each, a “Fund”), and the Company’s responses thereto, are summarized below. Post-Effective Amendment No. 59 to the Registration Statement, which is expected to be filed with the Commission on July 31, 2018 and will become effective on August 1, 2018 (the “Amendment”), will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-18-001853.

Ms. Jaea Hahn

July 25, 2018

Part A – General

1.                  Please respond to all comments in a response letter and file the letter as correspondence via EDGAR prior to the effective date of the Amendment.

Response: We have responded to all comments in this letter, which we are filing as correspondence via EDGAR prior to the effective date of the Amendment.

2.                  Please fill in all missing information and remove all brackets in the Registration Statement.

Response: All missing information has been completed and all brackets have been removed in the Amendment.

3.                  We remind you that the Company and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Company and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement.

Part B –Prospectus

Both Funds

4.       Please disclose supplementally whether the Fund places any limit with respect to investment in commercial mortgage-backed securities, privately issued mortgage-related securities, or below investment grade asset-backed securities.

Response: We confirm supplementally that the Fund is not subject to specific percentage limitations on its investments in commercial mortgage-backed securities, privately issued mortgage-related securities, and below investment grade asset-backed securities. In the event any of these securities are deemed illiquid, they will count towards the Fund’s 15% limit on illiquid securities.

5.       The “Principal Investment Strategies” section of the Fund Summary identifies the types of derivatives in which the Fund may invest as part of its principal investment strategy. Please tailor the risk disclosure to address the enumerated instruments.

Response: We respectfully acknowledge the staff's comment regarding derivatives disclosure and believe that the disclosure in “Derivatives Risk” is tailored to the specific types of derivatives identified as part of the Fund’s principal investment strategy.

Ms. Jaea Hahn

July 25, 2018

6.       In the “Management – Portfolio Managers” section of the Fund Summary, please consider adding the month of the year in which the portfolio managers began managing the Fund.

Response: We respectfully acknowledge the staff’s comment; however, we do not believe that including the month of the year in which each portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Fund, therefore, respectfully declines to make the requested change.

Global Bond Fund

7.       In reference to the fee table in the “Fees and Expenses” section of the Fund Summary, please clarify whether Lord Abbett may recoup any expenses reimbursed under the Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor LLC (“Lord Abbett Distributor”).

Response: The Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor does not contain recoupment provisions. Thus, Lord Abbett may not recoup any expenses reimbursed under the Expense Limitation Agreement.

8.       On page 4 of the “Principal Investment Strategies” section of the Fund Summary it states: “The Fund seeks to achieve its investment objective by investing across multiple sectors in developed and emerging markets located throughout the world.” Please disclose how the Fund determines whether a country is an emerging market.

Response: We respectfully acknowledge the staff’s comment; however, we believe that the sentence is intended to convey that the Fund will be invested across a broad range of securities and markets, rather than constrain the Fund’s ability to invest in certain markets. In addition, we believe that the current disclosure in the prospectus adequately addresses the particular risks associated with investments in a broad range of foreign and emerging markets.

9.       Please clarify supplementally whether there are any limits on the amount of non-investment grade securities in which the Fund may invest, or if the Fund follows any allocations by credit quality.

Response: We have revised the “Principal Investment Strategies” section of the Fund Summary to include the following: “The Fund may invest in individual securities of any credit quality, maturity, or duration. The Fund may invest without limit in high-yield debt securities (commonly referred to as “below investment grade” or “junk” bonds).” We note that this disclosure already appears in “More Information About the Fund – Principal Investment Strategies” in the statutory portion of the prospectus.

Ms. Jaea Hahn

July 25, 2018

10.       “Loan Risk” on page 10 of the “Principal Risks” section of the Fund Summary references floating rate loans. If the Fund will invest in floating rate loans, please add disclosure stating that the Fund may invest in bank loans that may take 7-10 days to settle, and that bank loans may be not considered securities and, as such, do not have the protections of the federal securities laws. Please disclose how the Fund intends to address shorter liquidity needs as a result of the longer settlement periods.

Response: We direct the staff to “Loan Risk” on page 28 of the “Principal Risks” section of the statutory portion of the prospectus, which includes the following disclosure:

Compared to securities and to certain other types of financial assets, purchases and sales of loans take longer to settle. This extended settlement process can (i) increase the counterparty risk borne by the Fund; (ii) leave the Fund unable to timely exercise voting and other rights as a holder of loans it has agreed to purchase; (iii) delay the Fund from realizing the proceeds of a sale of a loan; (iv) inhibit the Fund’s ability to re-sell a loan that it has agreed to purchase if conditions change (leaving the Fund more exposed to price fluctuations); (v) prevent the Fund from timely collecting principal and interest payments; and (vi) expose the Fund to adverse tax or regulatory consequences. To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the Fund may hold cash, sell investments, or temporarily borrow from banks or other lenders.

In certain circumstances, loans may not be considered securities, and in the event of fraud or misrepresentation by a borrower or an arranger, the Fund will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, the Fund generally will rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.

11.       We note that “High Portfolio Turnover Risk” is included in the “Principal Risks” section of the Fund Summary. Please add corresponding language to the “Principal Investment Strategies” sections that Lord Abbett may actively manage the Fund’s portfolio.

Response: We have added the following sentence to the “Principal Investment Strategies” sections: “The Fund may engage in active and frequent trading of its portfolio securities.”

12.       We note that page 18 of the “Principal Investment Strategies” section of the statutory portion of the prospectus includes disclosure regarding futures and options on futures. Please confirm supplementally whether the Fund will be managed to maintain its status as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Ms. Jaea Hahn

July 25, 2018

Response: We confirm that the Fund intends to qualify as a “regulated investment company” under Subchapter M of the Code.

13.       On page 19 of the “Principal Investment Strategies” section of the Fund Summary it states: “Although the Fund is diversified across many industries and sectors, its assets may, from time to time, be overweighted or underweighted to certain industries and sectors relatives to its benchmark index.” Please disclose supplementally the Fund’s benchmark index. If outperforming the benchmark index is part of the Fund’s principal investment strategy, please disclose the benchmark index in the disclosure.

Response: The Fund’s benchmark index is the Bloomberg Barclays Global Aggregate Bond Index. While the Fund generally seeks to outperform its benchmark index, this is not part of the Fund’s principal investment strategy. As such, we do not believe it is necessary to disclose the benchmark index in the disclosure.

Emerging Markets Bond Fund

14.       The second sentence in the “Principal Investment Strategies” section of the Fund Summary states that “the Fund considers emerging market countries to include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and most countries located in Western Europe.” Please clarify the countries that are included in the reference to “most countries located in Western Europe,” or, alternatively, please add a cross-reference to this information, such as the SAI.

Response: We respectfully acknowledge the staff’s comment; however, we believe that the current disclosure regarding the Fund’s definition of emerging market countries conveys sufficient detail to shareholders, while also providing the Fund with the flexibility needed to manage the portfolio. The Fund, therefore, respectfully declines to make the requested change.

15.       Please disclose supplementally whether the Fund will continue to be regulated by the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool as it no longer will be a currency fund.

Response: We confirm that the Fund will continue to be regulated by the CFTC as a commodity pool.

Part C – SAI

16.       The table in “Portfolio Manager Information – Holdings of Portfolio Managers” uses letters to indicate the dollar range of securities beneficially owned by each portfolio manager. Please revise the table to comply with the format provided in Item 20(c) of Form N-1A.

Ms. Jaea Hahn

July 25, 2018

Response: We have made the requested change to the table in “Portfolio Manager Information – Holdings of Portfolio Managers.”

* * * * *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen
Associate General Counsel
Lord, Abbett & Co. LLC